  United States generally accepted accounting principles disclosures

  Reconciliations to financial reports prepared using USGAAP
Our consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (AGAAP). AGAAP has significant differences from the accounting principles generally accepted in the United States (USGAAP).

The significant differences between AGAAP and USGAAP are presented throughout note 30. Additionally, where there is no conflict with AGAAP requirements we have incorporated some of the additional USGAAP requirements throughout the AGAAP financial statements.
	Telstra Group
	Year ended 30 June
	2002	2002	2001	2000
Note	$m	US$m	$m	$m

Reconciliation of net income to USGAAP

AGAAP net income reported in statement of financial performance	3,661	2,050	4,058	3,677

Adjustments required to agree with USGAAP
Property, plant and equipment 30(a)	(204)	(114)	(192)	(226)
Retirement benefit gain/(expense) 30(f)	472	265	(110)	368
Amortisation of software assets 30(i)	-	-	(25)	(81)
Mobile phone subsidies 30(k)	30	17	144	(174)
Income tax (expense)/benefit 30(l)	(59)	(33)	307	109
Employee compensation expense 30(m)	(41)	(23)	(9)	(66)
Redundancy and restructuring provision - fiscal 2000 reversal 30(n)	(94)	(53)	(392)	486
Derivative financial instruments and hedging activities 30(o)	(17)	(10)	(101)	-
PCCW convertible note 30(o)	198	111	(198)	-
Sale of Global Wholesale Business to Reach Limited 30(p)	-	-	(882)	-
Equity accounting adjustment for Reach Limited 30(q)	36	20	17	-
Consolidation adjustment for Regional Wireless Company (RWC) 30(r)	(65)	(36)	959	-
Fair value / general reserve adjustments 30(s)	(19)	(11)	-	-
Net income per USGAAP	3,898	2,183	3,576	4,093

Statement of financial performance measured and classified per USGAAP

Operating revenue (i)	20,196	11,310	19,456	19,343
Operating expenses:
Labour	2,862	1,603	2,899	3,012
Direct cost of sales	3,613	2,023	3,320	3,767
Depreciation and amortisation	3,536	1,980	3,149	2,953
Other operating expenses	4,072	2,281	3,854	3,995
Total operating expenses	14,083	7,887	13,222	13,727
Operating income	6,113	3,423	6,234	5,616
Net interest expense (ii)	(851)	(476)	(705)	(568)
Dividend income 2	1	1	16	12
Share of net losses of associates and joint venture entities	(41)	(23)	(143)	(58)
Other income (iii)	537	300	370	655
Net income before income tax expense and minority interests	5,759	3,225	5,772	5,657
Income tax expense 30(l)	1,859	1,041	2,044	1,568
Net income before minority interests and cumulative effect adjustments	3,900	2,184	3,728	4,089
Minority interests	(2)	(1)	10	4
Net income before cumulative effect adjustments	3,898	2,183	3,738	4,093
Cumulative effect of changes in accounting principles, net of tax 30 (j), 30(o)	-	-	(162)	-
Net income per USGAAP	3,898	2,183	3,576	4,093

Reconciliations to financial reports prepared using USGAAP (continued)

	Telstra Group
	Year ended 30 June
	2002	2002	2001	2000
Note	$m	US$m	$m	$m

Reconciliation of certain statement of financial performance components to USGAAP

Presenting information according to USGAAP involves reclassifying the presentation adopted for AGAAP. The reconciliation of operating revenue, net interest expense and other income from AGAAP to USGAAP is provided below:

Revenue from ordinary activities per AGAAP 2	20,802	11,649	22,983	20,505
Less:
Dividend income 2	1	1	16	12
Revenue from the sale of non current assets 2	302	169	3,303	842
Reclassifications due to cumulative effect of change in accounting principle 1.2, 3(c)	-	-	(777)	-
Writeback of superannuation additional contribution liability 3(c),30(f)	-	-	725	-
Other revenue (iv)	303	169	260	308
(i) Operating revenue per USGAAP	20,196	11,310	19,456	19,343

Net borrowing costs per AGAAP	(770)	(431)	(666)	(568)
Additional derivative financial instruments and hedging expenses	(20)	(11)	(15)	-
PCCW convertible note interest revenue reversal	(61)	(34)	(24)	-
(ii) Net interest expense per USGAAP	(851)	(476)	(705)	(568)

(iv) Other revenue per AGAAP	303	169	260	308
Add/(subtract):
AGAAP Net profit/(loss) on sale of:
- property, plant and equipment 3(a)	(4)	(2)	7	26
- investments in controlled entities 3(a)	3	2	4	97
- investments in joint venture entities 3(a)	-	-	2	-
- investments in associated entities 3(a)	-	-	-	25
- investments in listed entities and other corporations 3(a)	(5)	(3)	266	133
- patents, trademarks and licences 3(a)	1	1	8	-
- business 3(a)	-	-	852	58
USGAAP reversal of gain on sale of Global Wholesale Business	-	-	(859)	-
USGAAP net profit on sale of non current assets	(7)	(4)	38	-
Derivative financial instruments and hedging activities	4	2	(59)	-
PCCW convertible note	259	145	(174)	-
Net foreign currency translation (losses)/gains 3(a)	(17)	(10)	25	8
(iii) Other income per USGAAP	537	300	370	655

Reconciliations to financial reports prepared using USGAAP (continued)
	Telstra Group
	Year ended 30 June
	2002	2002	2001	2000
Note	$m	US$m	$m	$m

USGAAP Earnings per share

Net income per USGAAP	3,898	2,183	3,576	4,093

	¢	US¢	¢	¢

Basic earnings per share before cumulative effect of change in accounting principles	30.5	17.1	29.3	32.1
Cumulative effect of change in accounting principles (net of tax):
Revenue recognition (SAB 101) 30(j)	-	-	(1.1)	-
Derivative financial instruments and hedging activities 30(o)	-	-	(0.1)	-
Basic earnings per share per USGAAP (cents)	30.5	17.1	28.1	32.1

Dilutive earnings per share before cumulative effect of change in accounting principles	30.4	17.0	29.1	32.0
Cumulative effect of change in accounting principles (net of tax):
Revenue recognition (SAB 101) 30(j)	-	-	(1.1)	-
Derivative financial instruments and hedging activities 30(o)	-	-	(0.1)	-
Diluted earnings per share per USGAAP (cents)	30.4	17.0	27.9	32.0

	Number (in millions)
Weighted average number of ordinary shares and common share
equivalents used for basic earnings per share calculations (v)	12,783	12,783	12,764	12,747

Weighted average number of employee share options exercised during the year (vi)	44	44	65	49

Weighted average number of potential ordinary shares and
common share equivalents used for diluted earnings per share calculations	12,827	12,827	12,829	12,796

(v) Reconciliation of weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations	Number (in millions)

Number of shares used for AGAAP earnings per share calculations 18	12,867	12,867	12,867	12,867
Adjusted for weighted average TESOP 97 and 99 options outstanding during the year (vii)	(84)	(84)	(103)	(120)
Number of shares used for USGAAP basic earnings per share calculations	12,783	12,783	12,764	12,747

(vi) For fiscal 2002 and 2001, only the TESOP 97 options are dilutive to dilutive earnings per share per USGAAP. The average market price of Telstra shares is below the exercise price of the TESOP 99 options and therefore the TESOP 99 options are not dilutive. The exercise price for TESOP 97 and TESOP 99 options is the remaining loan balance payable by the employee to Telstra. For fiscal 2000, both the TESOP 97 and TESOP 99 options are dilutive to dilutive earnings per share per USGAAP.
 (vii) For USGAAP, the earnings per share calculations for fiscal 2002, 2001 and 2000 are affected by the issue of TESOP 97 and TESOP 99 options referred to in note 30(m) below.

Reconciliations to financial reports prepared using USGAAP (continued)
	Telstra Group
	As at 30 June
	2002	2002	2001	2000
Note	$m	US$m	$m	$m

Reconciliation of shareholders' equity to USGAAP

AGAAP shareholders' equity per statement of financial position	14,106	7,899	13,722	11,602

Cumulative adjustments required to agree with USGAAP
Property, plant and equipment 30(a)	419	235	622	815
Listed investments (available-for-sale securities) 30(b)	103	58	417	890
Dividend payable 7,17,30(c)	1,415	792	1,416	1,287
Minority interests 30(d)	2	1	(483)	(7)
Retirement benefits 30(f)	4,087	2,289	3,615	3,725
Software assets 30(i)	-	-	-	25
Mobile phone subsidies 30(k)	-	-	(30)	(174)
Income tax 30(l)	(1,293)	(724)	(1,337)	(1,824)
Employee share loans 19(c),30(m)	(230)	(129)	(270)	(297)
Redundancy and restructuring provision - fiscal 2000 30(n)	-	-	94	486
Derivative financial instruments and hedging activities 30(o)	(133)	(74)	(133)	-
PCCW convertible note (available-for-sale security) 30(o)	-	-	(104)	-
Sale of Global Wholesale Business to Reach Limited - fiscal 2001 30(p)	(882)	(495)	(882)	-
Equity accounting adjustment for Reach Limited 30(q)	41	23	17	-
Consolidation adjustment for Regional Wireless Company 30(r)	821	460	1,131	-
Fair value / general reserve adjustments 30(s)	(54)	(30)	-	-
Shareholders' equity per USGAAP	18,402	10,305	17,795	16,528

Statement of financial position measured and classified per USGAAP

Current assets
Cash 8	1,070	599	1,077	751
Accounts receivable, net	4,038	2,261	4,259	3,518
Inventories 10	204	114	320	295
Deferred tax asset 30(l)	301	169	171	49
Other assets	604	338	519	112
Total current assets	6,217	3,481	6,346	4,725

Non current assets
Receivables	178	100	74	30
Derivative financial instruments	637	357	514	-
Inventories 10	20	11	8	15
Investments - accounted for using the equity method	386	216	424	450
Investments - other non current	545	305	1,963	1,325
Property, plant and equipment	43,800	24,528	41,196	40,917
Accumulated depreciation of proprerty, plant and equipment	(19,515)	(10,928)	(17,758)	(17,786)
Intangible assets, net	4,158	2,328	4,100	536
Prepaid pension assets 30(f)	4,087	2,289	3,615	3,000
Other assets	2,206	1,235	2,078	1,324
Total non current assets	36,502	20,441	36,214	29,811
Total assets	42,719	23,922	42,560	34,536

Reconciliations to financial reports prepared using USGAAP (continued)
	Telstra Group
	As at 30 June
	2002	2002	2001	2000
Note	$m	US$m	$m	$m

Statement of financial position measured and classified per USGAAP (continued)

Current liabilities
Payables	2,793	1,564	2,823	2,452
Borrowings - short term debt 16	606	339	2,552	2,734
Borrowings - long term debt due within one year 16	1,260	706	52	582
Income tax payable 4	632	354	657	527
Provisions	488	273	557	649
Revenue received in advance	1,037	581	1,128	735
Total current liabilities	6,816	3,817	7,769	7,679

Non current liabilities
Payables 15	129	72	120	194
Derivative financial instruments	267	150	103	-
Borrowings - long term debt	12,372	6,927	11,943	6,505
Income tax payable 4	-	-	91	184
Deferred tax liability 30(l)	3,449	1,932	2,967	2,499
Provisions	848	475	846	836
Revenue received in advance	438	245	456	104
Total non current liabilities	17,503	9,801	16,526	10,322
Total liabilities	24,319	13,618	24,295	18,001

Minority interests	(2)	(1)	470	7

Net assets	18,402	10,305	17,795	16,528

Shareholders' equity
Contributed equity 18	6,433	3,602	6,433	6,433
Share loan to employees 19(c),30(m)	(230)	(129)	(270)	(297)
Additional paid in capital from employee share plans 30(m)	333	187	292	283
Total share capital	6,536	3,660	6,455	6,419
Accumulated other comprehensive income (reserves) (viii)	(27)	(15)	532	572
Retained earnings	11,893	6,660	10,808	9,537
Total shareholders' equity	18,402	10,305	17,795	16,528

Reconciliations to financial reports prepared using USGAAP (continued)
(viii) Accumulated other comprehensive income (reserves) Accumulated other comprehensive income, net of related tax, for USGAAP consists of the following components:
	Telstra Group
	As at 30 June
	2002	2001	2000
	$m	$m	$m

General reserve	-	4	1
Foreign currency translation reserve	(98)	188	(41)
(tax effect)	17	(15)	-
	(81)	173	(41)
Derivative financial instruments	(27)	(31)	-
(tax effect)	9	9	-
	(18)	(22)	-
Unrealised gain on available-for-sale securities	103	511	890
(tax effect)	(31)	(134)	(278)
	72	377	612
Accumulated other comprehensive (loss)/ income (net of tax)	(27)	532	572

Other comprehensive income disclosure
 Other comprehensive income is calculated by totalling movements in shareholders' equity that are not related to contributions from owners or payments to owners.
	Telstra Group
	Year ended 30 June
	2002	2001	2000
	$m	$m	$m

General reserve	(4)	3	-
Foreign currency translation reserve (after tax)	(254)	214	3
Derivative financial instruments (after tax)	4	(22)	-
Unrealised (loss)/gain on available-for-sale securities (after tax)	(302)	31	592
Realised gain on sale of available-for-sale securities (after tax) transferred to net income	(3)	(266)	-
USGAAP other comprehensive (loss)/income	(559)	(40)	595

The re-classification out of accumulated other comprehensive income to net income was determined on the basis of specific identification.
Total comprehensive income disclosure Total comprehensive income is calculated by adding net income and other comprehensive (loss)/income.
	Telstra Group
	Year ended 30 June
	2002	2001	2000
	$m	$m	$m

Net income per USGAAP	3,898	3,576	4,093
USGAAP other comprehensive (loss)/ income	(559)	(40)	595
USGAAP Total comprehensive income	3,339	3,536	4,688

Notes to the reconciliations to financial reports prepared using USGAAP
  30(a) Property, plant and equipment
Revaluations Prior to 1 July 2000, AGAAP allowed property, plant and equipment to be revalued upwards. Increases in revalued amounts were recorded in an asset revaluation reserve, unless they reversed a previous revaluation decrease charged to the statement of financial performance. Impairments (decreases) to asset values were recorded in the statement of financial performance, unless they reversed a previous increase still remaining in the asset revaluation reserve.
 Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. Including the broadband network described below, the net adjustment included in the reconciliation to shareholders equity to reduce revalued property, plant and equipment to historical cost for revaluations and impairments not allowed under USGAAP is $407 million for fiscal 2002 (2001: $371 million; 2000: $371 million). For fiscal 2002, additional depreciation and disposals of $36 million expense (2001: $2 million benefit; 2000: $37 million expense) have been included in the reconciliation of net income to USGAAP.
 Under USGAAP, a permanent impairment loss can only be recorded when the future undiscounted cash flows relating to a group of assets are less than the recorded amount of the assets. Under AGAAP, impairment losses are recorded in accordance with Telstra's accounting policy when discounted future cash flows are less than the recorded amount of the asset. Under AGAAP, in note 3, we recorded a $Nil impairment during fiscal 2002 (2001: $31 million impairment loss; 2000: $Nil). In fiscal 2001, this related to Infrastructure Services & Wholesale projects that were cancelled and the related capitalised internal use software that was written off. This write off was allowed under USGAAP and no adjustment to the USGAAP reconciliation was made.
 USGAAP Impairment loss reversal - broadband network: In fiscal 1997, for AGAAP we wrote down the value of our broadband network. We recognised an impairment loss of $342 million in net income and $245 million was adjusted against the asset revaluation reserve. Under USGAAP, the initial future undiscounted cash flows derived from our broadband network were greater than the recorded value and continue to be as at 30 June 2002. The reversal of the impairment loss has been adjusted for in the reconciliations of net income and shareholders' equity to USGAAP and additional depreciation of $62 million was recorded in the reconciliation of net income to USGAAP in fiscal 2002 (2001: $62 million; 2000: $62 million), included in the net adjustments above.
Depreciation expense Depreciation expense for AGAAP and USGAAP has been calculated using the straight line method of depreciation. Under AGAAP, depreciation expense is based on the recorded amount of the asset and is therefore higher for assets that have been revalued upwards. Depreciation expense has been adjusted to reflect depreciation based on original cost in the reconciliations of net income and shareholders' equity to USGAAP.
 Indirect overheads included as part of the cost of constructed assets Under AGAAP, before 1 July 1996 we recorded overhead costs directly associated with the construction of our communication assets as part of the cost of those assets. We expensed all indirect overhead costs as incurred. From 1 July 1996, indirect overhead costs associated with operations and management personnel directly involved in the construction of our communication assets have been recorded as part of the cost of those assets. This policy is now the same as USGAAP.
 To reflect the current policy, as if it had always been in place for USGAAP purposes, for fiscal 2002 capitalised overheads before 1 July 1996 with a net book value of $638 million (2001:$782 million, 2000: $925 million) have been included in the reconciliation of shareholders' equity to USGAAP. For fiscal 2002, additional depreciation and disposals of $144 million (2001: $142 million; 2000: $157 million) have been included in the reconciliation of net income to USGAAP.
 Borrowing costs included as part of the cost of constructed assets Under AGAAP, before 1 July 1996, we expensed all borrowing costs when incurred. From 1 July 1996, borrowing costs relating to the construction of property, plant and equipment for internal use are recorded as part of the cost of the asset. This policy is now the same as USGAAP.
 To reflect the current policy, as if it had always been in place for USGAAP purposes, for fiscal 2002 capitalised interest before 1 July 1996 with a net book value of $188 million (2001:$213 million, 2000: $264 million) have been included in the reconciliation of shareholders' equity to USGAAP. For fiscal 2002, additional depreciation and disposals of $24 million (2001: $51 million; 2000: $32 million) have been included in the reconciliation of net income to USGAAP.
 Notes to the reconciliations to financial reports prepared using USGAAP (continued) 30(a) Property, plant and equipment (continued)
 Profits/(losses) on the sale of assets Under AGAAP, proceeds on sale of non current assets are recorded as revenue from ordinary activities - other revenue, and the net book value of assets sold is recorded as other operating expenses, with the net impact representing the profit or loss on sale of non current assets.
For USGAAP, the sale of non current assets is not considered to be an operating activity and as a result the net profit or loss on the sale of non-current assets is reclassified to other income below operating income.
 AGAAP reported profits or losses on the sale of revalued assets are based on revenue received less revalued net book value. For USGAAP, profits or losses are based on revenue received less historical net book value. Adjustments are made to the reconciliation of net income to USGAAP to record this difference in the profit or loss on sale.
 Re-classification of assets held for sale
 Under AGAAP, we have classified land and buildings held for sale, as described in note 28 'Events after balance date', as other current assets (refer note 14).
Under USGAAP, usually assets held for sale should be classified as current assets. However, as these assets are part of a sale and leaseback transaction, the land and buildings must remain in property, plant and equipment until the sale is complete. In fiscal 2002, these assets have been reclassified, with a net book value increase to property, plant and equipment of $435 million.
  30(b) Investments
Investments in joint venture entities and associated entities From 1 July 1997, we adopted the equity method of accounting for investments in joint venture entities and associated entities (refer note 1.10(b)). Under AGAAP, equity accounting is suspended where the cumulative share of losses and reserve movements have reduced the participating equity investment to zero. Under USGAAP, equity accounted losses are required to be recognised in net income to the extent that we have other non participating investments in the equity accounted entity (ie. preference shares or loans). The effect of equity accounting losses once the investment has been written down to zero is not significant, therefore no adjustment has been made in the USGAAP reconciliation in fiscal years 2002 and 2000.
 In fiscal 2001, our investment in Reach Limited, was initially recorded at a cost of negative $30 million (refer note 30(p)). This negative investment was increased to zero by crediting the goodwill created on the acquisition of Regional Wireless Company (RWC).
 Equity securities (excluding Satellite consortium investment, joint venture entities and associated entities) Under AGAAP, temporary changes in the fair values of debt and equity securities are not required to be recorded in the financial statements. AGAAP however does require permanent impairments in the value of debt and equity securities to be recorded in the statement of financial performance.
 Under USGAAP, Statement of Financial Accounting Standards No.115 (SFAS 115) "Accounting for Certain Investments in Debt and Equity Securities," we are required to account for debt and equity securities based on our intention to hold or sell the securities. Securities classified as held-to-maturity are stated at cost unless there is a decline in fair value that is considered permanent. This reduction is recorded in the statement of financial performance. Securities classified as available-for-sale are recorded at fair value with changes in fair value, other than a permanent reduction, recorded in a separate component of shareholders' equity (accumulated other comprehensive income) until realised. Realised gains and losses are then recorded in the statement of financial performance.
 The disclosures required by SFAS 115 are as follows:
	Telstra Group
	As at 30 June
	2002	2001
	$m	$m

Held-to-maturity securities

Marketable securities maturing in less than one year:
Foreign currency deposits (a)	6	5

Marketable securities maturing in more than one year:
Foreign currency deposits (a)	-	6
	6	11

(a) Foreign currency deposits are directly related to our finance lease liabilities and can only be used for settlement of these finance leases. The cost basis above equates to fair value.
Notes to the reconciliations to financial reports prepared using USGAAP (continued) 30(b) Investments (continued) Available-for-sale securities The following is a summary of our available-for-sale debt and equity securities:
		Telstra Group
		As at 30 June 2002
	Note	Principal	Accrued interest	Amortised cost	Fair value	Net unrealised gain
		$m	$m	$m	$m	$m

Marketable securities included in cash:
Bank bills and promissory notes		759	2	761	761	-

Marketable securities due within one year:
Bank bills and promissory notes		382	1	383	383	-

Equity securities:
Listed investments	11	41	-	-	144	103
Income tax expense						(31)
						72
Debt securities:
PCCW note - US$190 million face value	30(o)	337	-	-	337	-

Total unrealised gain (net of tax) on available-for-sale securities						72

		Telstra Group
		As at 30 June 2001
	Note	Principal	Accrued interest	Amortised cost	Fair value	Net unrealised gain
		$m	$m	$m	$m	$m

Marketable securities included in cash:
Bank deposits, bank bills and promissory notes		873	3	876	876	-

Marketable securities due within one year:
Bank bills and promissory notes		404	-	404	404	-

Equity securities:
Listed investments	11	60	-	-	477	417
Income tax expense						(125)
						292
Debt securities:
PCCW convertible note - US$750 million face value	30(o)	1,299	-	-	1,393	94
Income tax expense						(9)
						85
Total unrealised gain (net of tax) on available-for-sale securities						377

Notes to the reconciliations to financial reports prepared using USGAAP (continued)
  30(c) Dividend payable recognition
Under AGAAP, dividends declared after balance date and before approval of the financial reports are currently recognised as a liability in those financial statements. Under USGAAP, provisions for dividends are only recognised as liabilities if the dividends are formally declared before balance date. The effect of this adjustment is disclosed in the reconciliation of shareholders' equity to USGAAP.
Dividends paid under USGAAP are presented as follows:
	Telstra Group
	Year ended 30 June
	2002	2001	2000
	$m	$m	$m
Dividends paid:
Interim dividend	1,415	1,029	1,029
Previous year final ordinary dividend paid in the current year	1,416	1,287	1,287
Previous year final special dividend paid in the current year (i)	-	-	2,059
Total dividends	2,831	2,316	4,375

The dividends per share for USGAAP (including the employee options (refer note 30(m) below) as issued shares) in Australian dollars for the last three years are:
	Telstra Group
	Year ended 30 June
	2002	2001	2000
	¢	¢	¢
Dividends paid per share:
Total dividends paid per share per USGAAP	22.0	18.0	34.0(i)

Number (in millions)

Number of shares used for USGAAP dividends paid per share	12,867	12,867	12,867

(i) The fiscal 2000 USGAAP dividend included a special dividend of 16.0 cents per share.
  30(d) Minority interests (defined as outside equity interests per AGAAP)
Under AGAAP, minority interests are included in shareholders' equity in 'Outside equity interests'. Under USGAAP, minority interests are disclosed as a separate component of net assets rather than included in shareholders' equity. The effect of this adjustment has been disclosed in the reconciliation of shareholders' equity to USGAAP.
  30(e) Dealer commissions and bonuses classification
Under AGAAP, dealer commissions and bonuses are included in direct cost of sales as they are directly related to our sales revenue. Under USGAAP, dealer commissions and bonuses are classified as other operating expenses. In the statement of financial performance measured and classified under USGAAP, dealer commissions and bonuses of $353 million for fiscal 2002 (2001: $386 million; 2000: $296 million) have been reclassified from direct cost of sales to other operating expenses.
  30(f) Retirement benefits
Pension costs/benefits (superannuation expense under AGAAP) for our defined benefit plans are based on contributions payable to the plans for the year, at rates determined by the actuary of the defined benefit plans. Refer to note 22 for details of our superannuation plans.
 For our defined benefit schemes, where scheme assets are greater than members' vested entitlements, the difference is recorded as a prepaid pension asset. Where there has been a shortfall in prior years of the net market value of the scheme assets when compared to members' vested entitlements, we have provided for the present value of any shortfall, to the extent that the shortfall represents a present obligation.
For USGAAP, pension costs/benefits for defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) "Employers' Accounting for Pensions" and are calculated by an actuary using the projected unit credit method. This method includes current service cost, interest cost, return on plan assets and amortisation of transition assets. Aggregated unrecorded gains and losses of the plans exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.
 We adopted SFAS 87 on 1 July 1992, as it was not feasible to adopt SFAS 87 from its effective date of 1 July 1989. The transition asset recorded under SFAS 87 is being amortised from 1 July 1992 over 11 years, ending 30 June 2003. Where scheme assets are greater than the present obligations relating to members' vested entitlements, the difference is recognised as an asset in accordance with USGAAP.
 Notes to the reconciliations to financial reports prepared using USGAAP (continued) 30(f) Retirement benefits (continued) We adopted Statement of Financial Accounting Standards No.132 "Employers' Disclosures about Pensions and Other Post Retirement Benefits" from 1 July 1998. This standard did not change the measurement or recognition of pension costs or other post retirement benefits as it only changed disclosures required.

The effect of the adjustments required by SFAS 87 to retirement benefit expense/gain has been disclosed in the reconciliations of net income and shareholders' equity to USGAAP. If we had reported our net periodic pension cost/benefit and the funded status of the defined benefit superannuation plans in accordance with the accounting principles and actuarial assumptions under USGAAP, the disclosures required are as follows:
	Telstra Group
	Year ended 30 June
	2002	2002	2001	2000
Note	$m	US$m	$m	$m

Net periodic pension (benefit)/cost
The components of net periodic pension cost for our defined
benefit superannuation plans are as follows:

Service cost on benefits earned	333	186	380	437
Interest cost on projected benefit obligation	716	401	779	713
Expected return on assets	(1,292)	(724)	(1,281)	(1,210)
Expenses and taxation	74	41	70	61
Member contributions for defined benefits	(109)	(61)	(113)	(149)
Amortisation of transition asset	(85)	(48)	(87)	(88)
Settlement gain	(107)	(60)	(349)	(124)
Net periodic pension benefit per USGAAP	(470)	(265)	(601)	(360)
Reverse amount expensed for AGAAP (labour expense)	(2)	(1)	(14)	(8)
Net periodic pension benefit USGAAP adjustment	(472)	(266)	(615)	(368)
Writeback of superannuation additional liability (i) 3(c)	-	-	725	-
Total USGAAP adjustment - retirement benefit (gain)/expense	(472)	(266)	110	(368)

We used the following major assumptions to account for our defined benefit superannuation plans for the years ended 30 June:

Discount rate	6.50%	6.50%	6.00%	6.50%
Expected rate of increase in future salaries	4.00%	4.00%	3.50%	4.00%
Expected long-term rate of return on assets	8.50%	8.50%	8.50%	8.50%

Reconciliation of change in benefit obligation
Projected benefit obligation at beginning of year	9,146	5,122	9,929	9,463
Service cost	333	186	380	437
Interest cost	716	401	779	713
Member contributions	117	66	87	50
Benefit payments	(902)	(505)	(1,196)	(811)
Curtailments loss / (gain) (i)	32	18	-	(36)
Actuarial loss/(gain)	95	53	(833)	113
Projected benefit obligation at end of year	9,537	5,341	9,146	9,929

Notes to the reconciliations to financial reports prepared using USGAAP (continued) 30(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2002	2002	2001	2000
	$m	US$m	$m	$m

Reconciliation of change in fair value of plan assets
Fair value of plan assets at beginning of year	13,502	7,561	13,486	12,493
Actual return on plan assets	(544)	(305)	1,068	1,659
Employer contributions	2	1	14	8
Member contributions for defined benefits	109	61	113	148
Transfers/member contributions for accumulation benefits	117	66	87	50
Benefit payments	(904)	(506)	(1,196)	(811)
Plan expenses	(13)	(7)	(14)	(16)
Contribution tax	(61)	(34)	(56)	(45)
Fair value of plan assets at end of year (i)	12,208	6,837	13,502	13,486

Reconciliation of funded status of plan
Projected benefit obligation	(9,537)	(5,341)	(9,146)	(9,929)
Plan assets at fair value	12,208	6,837	13,502	13,486
Funded status	2,671	1,496	4,356	3,557
Unrecognised net transition asset (ii)	(169)	(95)	(255)	(348)
Unrecognised net actuarial loss/(gain) (ii)	1,585	888	(486)	(209)
Prepaid pension asset	4,087	2,289	3,615	3,000

(i) In fiscal 2000, there was a difference between the fair market value of scheme assets for AGAAP and USGAAP due to additional contributions payable by us to the TSS. This liability is no longer payable by us, and a specific revenue item has been recognised in fiscal 2001 under AGAAP (refer note 3(c)). This has been adjusted for in the USGAAP reconciliation. For the purposes of SFAS 87, there is $Nil AGAAP/USGAAP difference for the scheme assets as at 30 June 2002 (2001: $Nil; 2000: $725 million difference).
(ii) Settlements recorded in net periodic pension benefit/cost have effected the unrecognised net transition asset and the unrecognised net actuarial loss/(gain) as follows:
 (a) unrecognised transition asset; 2002: $1 million gain; 2001: $6 million loss; 2000: $4 million loss.
 (b) unrecognised net actuarial gain; 2002: $110 million; 2001: $343 million; fiscal 2000: $120 million.
  30(g) Employee entitlements - Long Service Leave
Our employee entitlement provisions include a liability for long service leave. Refer to note 1.18 (a) for a definition of long service leave. The assumptions used to calculate this liability for AGAAP are consistent with those used under SFAS 87 for USGAAP.
  30(h) Enterprise bargaining agreements
Fiscal 2002 was a year of consolidation on the industrial front as we implemented the flexibilities and frameworks that the separate Business Unit Enterprise Agreements provided. In addition, the Agreements provide improved operating efficiencies for both management and staff and provide a firm basis for future negotiations.
 As provided for in the Agreements the vast majority of staff covered by these Agreements received a 4% salary increase in December 2001.
 These agreements are due to expire in December 2002 and discussions are under way with the relevant staff associations to negotiate new agreements to replace the current ones. As at 30 June 2002 approximately 57% of full time staff were covered by the Business Unit Enterprise Agreements and the Telstra Shop Agreement.
 Notes to the reconciliations to financial reports prepared using USGAAP (continued)
  30(i) Software assets developed for internal use
Under AGAAP, before 1 July 1996, we did not record costs associated with software developed for internal use as software assets. From 1 July 1996, we recorded costs (including borrowing costs) associated with software developed for internal use as software assets. This policy is now the same as USGAAP. These costs include direct labour (both internal and external) and other directly associated costs.
 To reflect the current policy as if it had always been in place for USGAAP purposes before 1 July 1996 in the reconciliations of net income and shareholders' equity to USGAAP, we originally recorded $1,370 million as software assets and accumulated amortisation of $732 million. These assets have been fully amortised and/or disposed of in full during fiscal 2001, therefore there are no further reconciling items included in the reconciliation of net income for fiscal 2002 (2001: $25 million; 2000: $81 million).
 30(j) Revenue recognition - cumulative adjustment On 3 December 1999, the United States Securities Exchange Commission (SEC) released "Staff Accounting Bulletin (SAB) No. 101 - Revenue Recognition", (SAB 101), which provides guidance on our recognition, presentation and disclosure of revenue in financial statements filed with the SEC. This guidance was adopted in fiscal 2001 in our AGAAP financial statements, refer to note 1.2 for a description of the initial impact of the change in the accounting policy and note 1.19 for revenue accounting policies.
 In fiscal 2001, there were no differences in total net income between AGAAP and USGAAP other than a reclassification of the cumulative effect on adoption of SAB 101 from sales revenue and direct cost of sales to the cumulative effect of change in accounting principle, net of tax. In future years there will be no further differences between USGAAP and AGAAP as we have aligned AGAAP revenue recognition policies to accord with US requirements. The effect on fiscal 2000 restated net income after tax was not significant.
30(k) Mobile phone subsidies Under AGAAP, from 1 July 1999, we changed our accounting policy relating to subsidies provided to our customers when they purchase mobile phones. From this date, we deferred the subsidy provided to customers who enter into mobile phone contracts with a length of two years or greater. This policy was considered to be inconsistent with industry practice in the United States and hence $174 million of revenue was deferred over two years in fiscal 2000.
 Due to changes in industry practice in the United States, this policy is now consistent with USGAAP from fiscal 2001. The amounts recognised in the USGAAP reconciliation of shareholders equity in fiscal 2000 have now been fully reversed in fiscal 2002. From 1 July 2002 there will be no further adjustments.
  30(l) Income tax
Under AGAAP, timing differences are recorded in the statement of financial position as deferred tax assets and liabilities using the liability method of tax effect accounting. Future income tax benefits relating to tax losses and timing differences are not recorded as an asset unless the benefit is considered virtually certain of being realised.
Under USGAAP, deferred tax assets and liabilities are created for all temporary differences between the accounting and tax bases of assets and liabilities that will reverse during future taxable periods, including tax losses. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax asset, will not be realised. We increase or decrease our deferred tax balances for the income tax effect of accounting differences included in our reconciliations of net income and shareholders' equity to USGAAP.
 AGAAP requires the effect of a change in the income tax rate to be included in the calculation of deferred tax balances when the change has been announced by the Treasurer of the Commonwealth. USGAAP requires the tax rate change to be recognised in the year that the Australian Parliament has approved the legislation and it has received royal assent from the Governor General of Australia (Head of State).
 For AGAAP, we classify all deferred tax balances as non current. For USGAAP, the classification between current and non current is based on the statement of financial position classification of the underlying net current and non current asset or liability. Where there is no underlying asset or liability the classification is based on when the temporary difference is expected to reverse. The effect of this has been disclosed in the statement of financial position measured and classified per USGAAP.
 Under AGAAP and USGAAP we do not create deferred tax assets or liabilities for temporary differences relating to investments where there is no intention of disposing of the investment or where we are incapable of realising any benefit or incurring any obligations due to tax law restrictions.
Notes to the reconciliations to financial reports prepared using USGAAP (continued) 30(l) Income tax (continued)

	Telstra Group
	As at 30 June
	2002	2002	2001	2000
	$m	US$m	$m	$m
Future income tax benefit (deferred tax assets)
Property, plant and equipment	33	18	46	-
Foreign exchange translation, hedge and other finance costs	58	32	48	10
Employee entitlements	331	185	275	128
Revenue received in advance	7	4	10	30
Inventory valuation	-	-	6	11
Provisions	212	120	29	356
Tax losses	-	-	5	5
Other	104	58	145	38
Total deferred tax assets under USGAAP	745	417	564	578
Valuation allowance	-	-	-	(1)
Deferred tax assets under USGAAP after valuation allowance	745	417	564	577

Deferred income tax (deferred tax liabilities)
Property, plant and equipment	2,521	1,411	2,033	1,738
Foreign exchange translation, hedge and other finance costs	1	1	19	15
Prepaid pension cost	1,226	687	1,085	900
Prepayments	6	3	8	11
Expenditure accruals	69	39	-	-
Marketable securities	27	15	102	278
Other	43	24	113	85
Total deferred tax liabilities under USGAAP	3,893	2,180	3,360	3,027
Net deferred tax liability under USGAAP	(3,148)	(1,763)	(2,796)	(2,450)

Represented by:
AGAAP future income tax benefit - non current	132	74	114	111
AGAAP deferred income tax - non current	(1,987)	(1,113)	(1,573)	(737)
USGAAP/AGAAP income tax differences	(1,293)	(724)	(1,337)	(1,824)
Net deferred tax liability under USGAAP	(3,148)	(1,763)	(2,796)	(2,450)

Reported as follows for the USGAAP statement of financial position:
Current deferred tax asset (future income tax benefit)	307	172	183	215
Current deferred tax liability (deferred income tax)	(6)	(3)	(12)	(166)
Net current deferred tax asset (future income tax benefit)	301	169	171	49
Non current deferred tax asset (future income tax benefit)	438	245	381	362
Non current deferred tax liability (deferred income tax)	(3,887)	(2,177)	(3,348)	(2,861)
Net non current deferred tax liability (deferred income tax)	(3,449)	(1,932)	(2,967)	(2,499)
	(3,148)	(1,763)	(2,796)	(2,450)

The components of income tax expense for USGAAP are:
Current tax expense	1,608	900	1,498	1,544
Deferred tax expense	235	132	540	15
Under/(over) provision in prior year	16	9	6	9
Income tax expense for USGAAP	1,859	1,041	2,044	1,568

Notes to the reconciliations to financial reports prepared using USGAAP (continued)
  30(m) Employee share plans and compensation expenses
Our employee and executive share plans are described in note 19. AGAAP does not require certain employee compensation and option expenses to be recorded in the statement of financial performance for our employee share plans.
Under USGAAP, we have adopted Statement of Financial Accounting Standards No.123 (SFAS 123) "Accounting for Stock Based Compensation," which utilises the fair value method. Under this method, compensation expense is calculated based on the fair value of options on the date of grant and recognised over the associated service period, which is usually the vesting period. USGAAP requires that shares issued under TESOP 97 and TESOP 99 in conjunction with non-recourse loans be accounted for as options. In addition options, restricted shares and performance rights issued under the Telstra Growthshare executive compensation scheme are also accounted for as options in accordance with SFAS 123.
In fiscal 2002, the additional compensation expense as calculated under USGAAP of $41 million (2001: $9 million; 2000: $66 million) is included in the reconciliation of net income and a life to date expense of $333 million is recorded as additional paid in capital in total shareholders equity for USGAAP. The outstanding balance of the loans for TESOP 97 and TESOP 99 provided to the employees is deducted from shareholders' equity rather than classified as a receivable. The Telstra Growthshare trust loan is not reclassified as it is not linked to non-recourse loans.
 There is no income tax effect on the additional compensation expense for USGAAP as it is a permanent difference (non taxable) for TESOP 97, TESOP 99 and Growthshare schemes.
 A brief description of the schemes and details of options granted and outstanding under each scheme are as follows.
TESOP General
Options allocated to employees under the TESOP schemes all vest immediately upon grant and will expire at the earlier of repayment of the loan balance or the termination of employment. For fiscal 2000 and 1999, these options were dilutive for USGAAP earnings per share calculations. Employee compensation expense has been recognised on inception of the TESOP 97 scheme (fiscal 1998 and subsequent loyalty share issues) and TESOP 99 scheme (fiscal 2000 and subsequent loyalty share issues). Dividends on both TESOP schemes are not recorded as further compensation expense as their forecasted value was included when calculating the initial option valuations.
 For fiscal 2002 and 2001, only the TESOP 97 options are dilutive for the USGAAP EPS calculation as the exercise price of the TESOP 99 options was above the average Telstra share price. For fiscal 2000 both TESOP 97 and 99 options were dilutive.
 TESOP 97
 Fiscal 1998 options granted - 137,473,875 in conjunction with the initial sale of Telstra shares by the Commonwealth. 502,000 options were exercised to 30 June 1998 resulting in 136,971,875 options outstanding at 30 June 1998.
Fiscal 1999 options exercised - 23,822,375 - resulting in 113,149,500 options outstanding at 30 June 1999.
Fiscal 2000 options exercised 14,601,875 - resulting in 98,547,625 options outstanding at 30 June 2000.
Fiscal 2001 options exercised 24,324,500 - resulting in 74,223,125 options outstanding at 30 June 2001.
Fiscal 2002 options exercised 10,749,750 - resulting in 63,473,375 options outstanding at 30 June 2002.
 TESOP 99
 Fiscal 2000 options granted - 16,939,000, options exercised 122,600 - resulting in 16,816,400 options outstanding at 30 June 2000.
Fiscal 2001 options exercised 1,150,000 - resulting in 15,666,400 options outstanding at 30 June 2001.
Fiscal 2002 options exercised 700,900 - resulting in 14,965,500 options outstanding at 30 June 2002.
 TESOP 99 loyalty shares
In fiscal 2001 we recognised compensation expense of $8 million for loyalty shares issued to employees by the Commonwealth (refer note 19).
Telstra Growthshare General
The Telstra Growthshare options issued under all schemes vest when the performance hurdles have been reached and the executive pays the exercise price per share. The Growthshare restricted share options and performance rights allocated to employees under all schemes vest when the performance hurdles have been reached.
For USGAAP compensation expense is measured in the year that the options are granted less any compensation expense paid under AGAAP based on calculated "option values" for Growthshare options, restricted share options and performance rights options. An allowance is made for expected resignations and cancellations when calculating the various option values.
These options and restricted share options are not dilutive for earnings per share calculations.
 Notes to the reconciliations to financial reports prepared using USGAAP (continued) 30(m) Employee share plans and compensation expense (continued)
Telstra Growthshare 2000
 Fiscal 2000 Telstra Growthshare commenced in fiscal 2000.
 Options granted - 3,370,000, options lapsed 662,000 - resulting in 2,708,000 options outstanding at 30 June 2000. In addition, restricted share options of 573,500 were granted with 110,000 lapsing - resulting in 463,500 restricted share options outstanding at 30 June 2000.
 Fiscal 2001 options lapsed 452,000 - resulting in 2,256,000 options outstanding at 30 June 2001. Fiscal 2001 restricted share options lapsed 75,000 - resulting in 388,500 restricted share options outstanding as at 30 June 2001.
 Fiscal 2002 options lapsed 130,333 - resulting in 2,125,667 options outstanding at 30 June 2002. Restricted share options lapsed 37,812 - resulting in 350,688 restricted share options outstanding as at 30 June 2002.
Telstra Growthshare 2001
 Fiscal 2001 options granted - 4,852,910, options lapsed 290,700 - resulting in 4,562,210 options outstanding at 30 June 2001. In addition restricted share options of 1,005,771 were granted with 60,100 lapsing resulting in 945,670 restricted share options outstanding at 30 June 2001.
 Fiscal 2002 options lapsed 663,359 resulting in 4,189,551 options outstanding at 30 June 2002. Restricted share options lapsed 74,970 - resulting in 870,700 restricted share options outstanding as at 30 June 2002.
Telstra Growthshare 2002
 Fiscal 2002 options granted - 39,102,000, options lapsed 532,305 resulting in 38,569,695 options outstanding at 30 June 2002. In addition, performance rights options of 3,704,300 were granted with 50,859 lapsing resulting in 3,653,441 performance rights options outstanding at 30 June 2002.
 Valuation methodology and assumptions
 TESOP 97
 The binomial option valuation model was used to estimate the fair value of the options (being $1.58) at the date of grant, utilising the following weighted average assumptions:
  risk-free interest rate of 5.8%;
  dividends yield of 0% as dividends are reinvested to reduce the price of the option;
  expected stock market price volatility factor of 30%; and
  a weighted average expected life of options of 7 years.
At 30 June 2002, the weighted average expected life of the options was 3 years. The weighted average price of the option at 30 June 2002, 30 June 2001 and 30 June 2000 was $1.58.
 TESOP 99
 The binomial option valuation model was used to estimate the fair value of the options (being $3.53) at the date of grant utilising the following weighted average assumptions:
  risk free interest rate 6.99%;
  dividend yield of 0% as dividends are reinvested to reduce the price of the option;
  expected stock volatility of 30%; and
  an expected life of 7 years.
At 30 June 2002, the weighted average expected life of the options was 5 years. The weighted average price of the option at 30 June 2002, 30 June 2001 and 30 June 2000 was $3.53.
 Telstra Growthshare - granted options and restricted shares/performance rights
 In fiscal 2002, options and performance rights were granted in both September 2001 and March 2002. The majority were issued in September 2001.
An approach consistent with the binomial and Black-Scholes valuation models was used to estimate the fair value of the Growthshare options at the date of grant of $0.90 (September) and $0.97 (March) and the Growthshare performance rights options at the date of grant of $2.33 (September) and $2.51 (March).

The following weighted average assumptions were used:
Growthshare options and performance rights
	September	March
Risk free rate	5.74%	5.65%
Dividend yield	2.5%	3.5%
Expected stock volatility	30%	25%
Expected life	5 years	5 years
Average forfeiture rate per annum	10%	10%
Probability that performance hurdle is met	57%	63%

For the fiscal 2001 September allocation, the weighted average price of the option was $0.89 and the restricted share options was $2.05. For the fiscal 2001 March allocation, the weighted average price of the option was $0.80 and the restriced share option was $2.15.
 For the fiscal 2000 options and restricted share options, the weighted average price of the option was $1.38. For the restricted share option the weighted average price was $5.64.
Notes to the reconciliations to financial reports prepared using USGAAP (continued) 30(n) Redundancy and restructuring provisions
In fiscal 2000, under AGAAP, we recorded a provision for redundancy and restructuring of $486 million before tax (refer note 3(c)). The amount charged for income tax expense was $175 million with a net amount after tax of $311 million. We satisfied the AGAAP requirements for recording this provision. However, under USGAAP, we did not meet the stricter requirements imposed on us to be able to record the provision. In fiscal 2002, this provision has now been fully utilised. Therefore, we reversed the AGAAP provision in the reconciliation of shareholders' equity to USGAAP for fiscal 2001 and 2000 and recognised the movement in this provision in fiscal 2002 as an expense in the reconciliation to net income of $94 million (2001:$392 million).
Redundancy and restructuring disclosures for fiscal 1997 program The disclosures required by USGAAP for the redundancy and restructuring provision recorded by us are as follows:
 In fiscal 1997, we approved a plan to reduce the number of employees by approximately 25,500 to approximately 51,000 employees by 30 June 2000. In June 1998, we also approved a three year plan, to 30 June 2001, which included an additional reduction of approximately 2,000 employees by redundancy. We effected the reduction in employees through a combination of natural attrition and outsourcing (approximately 6,700 employees) and voluntary redundancy offers and involuntary terminations (approximately 20,800 employees). Reductions have occurred primarily in sales and service areas, communication assets, broadband rollout construction areas and field operations and maintenance staff.
 The total estimated cost of the fiscal 1997 redundancy program was $1,320 million including estimated severance and award payments of $1,043 million and estimated career and transition costs of $277 million. There have been no costs credited to the profit and loss which are no longer required.
 Career transition costs include payments to employees who are in the outplacement process and amounts paid to third parties for the outplacement program.
 In future periods, the expected number of 80 redundancies and payments of $3 million still remains as a provision balance. For fiscal 2002, staff unrelated to the 1997 program were made redundant and their costs were charged as an expense.
	Telstra Group
	As at 30 June
	2002	2001	2000
	Number	Number	Number
Accepted offers for redundancy or involuntary redundancies	-	8	1,388
Expected redundancies	80	88	1,839

We have made the following payments which have been charged against the provision for redundancy and restructuring:
	Telstra Group
	As at 30 June
	2002	2001	2000
	$m	$m	$m
Severance payments	-	1	88
Career transition and other employee costs	-	-	18

The fiscal 1997 redundancy and restructuring provision has been substantially utilised as at 30 June 2002. The $3 million provision balance remains due to contractual obligations Telstra has with third parties in relation to outsourcing agreements, superannuation arrangements and surplus leased space.
The impact of redundancies has been taken into consideration in the SFAS 87 calculation in note 30(f) Retirement benefits.
 30(o) Derivative financial instruments and hedging activities Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 29, "Additional financial instrument disclosures."
 In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS 133 requires us to recognise all of our derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (ie. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.
 Notes to the reconciliations to financial reports prepared using USGAAP (continued) 30(o) Derivative financial instruments and hedging activities (continued) For derivative instruments that are designated and qualify as a fair value hedge (ie. hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognised in net income during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (ie. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in net income during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is that reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognised in net income during the period of change.
 Effective 1 July 2000, we adopted SFAS 133 in the reconciliations to financial reports prepared using USGAAP. On adoption we recognised, as a cumulative effect of change in accounting principle, a charge of $27 million, before tax, in the statement of financial performance measured and classified per USGAAP and a charge of $47 million, before tax, in other comprehensive income. The basis of accounting for the adjustments made on adoption, in either the statement of financial performance or other comprehensive income, is dependent upon the hedging relationships that existed for the particular derivative instrument prior to adoption.
 We enter into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to our capital expenditure programs. Under AGAAP, realised gains and losses on termination of these hedges are recognised as a net cost of the equipment acquired.

We are not able to identify specific forward foreign exchange contracts with specific capital expenditure contracts to meet the designation criteria in SFAS 133. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market loss of $11 million in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2002 (2001:$4 million gain). We also recorded an additional adjustment of $1 million, net of tax, as an expense in other income per USGAAP to reverse net realised foreign exchange losses capitalised in property, plant and equipment in fiscal 2000 under AGAAP (2001:$14 million gain).
 We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. SFAS 133 does not allow us to consider the interest rate swaps used to manage our interest rate exposure as hedges. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market gain of $17 million, before tax, as an expense in other income per USGAAP for changes in fair value of interest rate swap contracts outstanding at 30 June 2002 (2001:$77 million loss).
 We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. During fiscal 2002 and 2001, the ineffective portion of our hedging instruments (inclusive of the time value of money) was insignificant.
 During the year ended 30 June 2002, we reclassified $15 million of losses, net of tax, from accumulated other comprehensive income to other income (2001:$15 million). At 30 June 2002, we estimate that during the next twelve months we will recognise losses recorded in accumulated other comprehensive income in the reconciliation of net income to USGAAP of approximately $15 million (2001:$15 million) related to the repayment of borrowings that have been hedged by interest rate and cross currency swaps in cash flow hedging relationships prior to adoption of SFAS 133.
 TelstraClear SFAS 133 adjustments
In November 2001, the underlying debt of TesltraClear was restructured and effectively cancelled and replaced with a new credit facility. The swap contracts were not restructured. As a result, the transition adjustment has been amortised over the maturity schedule of the restructured debt (to June 2002), resulting in amortisation for fiscal 2002 of $3 million.
 At June 2002, the change in fair value of the interest rate swap contract of $1 million was recorded as interest income.
Notes to the reconciliations to financial reports prepared using USGAAP (continued)

 30(o) Derivative financial instruments and hedging activities (continued)
PCCW Convertible Note
As a part of our strategic alliance with PCCW, we purchased a US$750 million convertible note issued by PCCW in February 2001. The terms and maturity dates of the note are disclosed in note 9(d) Receivables. This convertible note was convertible at our option into PCCW common stock at a conversion price of HK$6.886 per share. This note was redeemed on 28 June 2002 in consideration for the remaining 40% interest in RWC and a new convertible note with a face value of US$190 million. The terms of this note are also described in note 9(d).
 Under AGAAP, the initial values of the convertible notes are recorded at face value in other non-current receivables. The old convertible note was, and the newly issued note will, continue to be carried at the face value, adjusted for accrued interest and any provision for permanent diminution considered necessary. Any foreign exchange gains and losses on translation of the convertible note to A$ are recorded in the statement of financial performance in operating expenses.
 Our conversion option contained in the original note was classified as an embedded derivative under SFAS 133 as its underlying risk, relating to changes in the value of PCCW common stock, was not clearly and closely related to changes in the underlying risk of the note, namely changes in interest rates. The note portion of the instrument was classified as an available-for-sale security (refer note 30(b)) with changes in fair value being recorded in other comprehensive income. The fair value of the option in the original note was written off in full before redemption and we recorded a loss for fiscal 2002 of $10 million in the reconciliation of net income to USGAAP as a result of the change in fair value of the option (2001:$63 million).
 The newly issued note is also classified as an available-for-sale security and is disclosed in note 30(b).
 30(p) Sale of Global Wholesale Business to Reach Limited
In fiscal 2001, as a part of the strategic alliance with PCCW, a joint venture entity, Reach Limited, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets. Under AGAAP, the investment in the joint venture entity was recognised at its cost of acquisition, being the fair value of the assets transferred net of cash received and including acquisition costs. The gain on sale of the Global Wholesale Business, measured as the difference between the cost of the investment and the net book values of the net assets transferred, was deferred to the extent of our ownership interest retained in the joint venture entity, in this case being 50%.
For USGAAP purposes, the investment in joint venture entities should be recorded at the net book value of the assets and liabilities transferred, reduced by the amount of any cash received by the investor. Where the resultant investment carrying value would be a negative amount, the excess credit is recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions - in this case a reduction of $30 million on the RWC goodwill (refer note 30(r)). Also, for USGAAP, there were differences in the fair valuation of the net assets. These related to pre-1996 capitalised interest, assembled work force and other fair value adjustments.
The effect of these differences reduces shareholders' equity under USGAAP by $882 million as at 30 June 2002 (2001:$882 million). In fiscal 2001, this adjustment reduced the reconciliation of net income to USGAAP by $882 million.
30(q) Equity accounting adjustment for Reach Limited USGAAP adjustments made on the sale of the Global Wholesale Business to Reach in 30 (p) above, will result in ongoing differences in the reconciliations of net income and shareholders' equity to USGAAP.
 For AGAAP, 50% of the profit after tax has been deferred and accounted for in the investment carrying value. The deferred gain will be recognised in the statement of financial performance on a straight line basis over a period of 20 years. For fiscal 2002, this adjustment was $44 million and has been reversed for USGAAP (2001: $18 million).
For USGAAP equity accounting, there is also a calculation of notional negative goodwill at inception that is required to be amortised over the life of the investment. This notional goodwill is determined by comparing the investment carrying value to 50% of the net assets/(liabilities) of the Reach joint venture. This amount, similar to AGAAP, is not separately recognised in the statement of financial position, however, it is included in the investment carrying amount. This notional goodwill is lower for USGAAP which results in a net increase in the net income attributed to equity accounted results. There is also depreciation and amortisation adjustments for the USGAAP fair asset values described in 30(p) above.
In fiscal 2002, there is also a difference due to the adoption of FAS 133 for Reach. Our share of the FAS 133 accumulated other comprehensive loss has decreased the investment value in 2002 by $12 million. The total net adjustment in the reconciliation of net income to USGAAP in fiscal 2002 for all of these differences is an increase of $36 million (2001: $17 million). The total net adjustment included in the reconciliation of shareholders' equity to USGAAP is $41 million (2001:$17 million).
Notes to the reconciliations to financial reports prepared using USGAAP (continued) 30(r) Consolidation adjustment for Regional Wireless Company (RWC) There are several adjustments that need to be made for the consolidation of RWC for USGAAP purposes.
 For AGAAP, gains/losses on a hedge for the purchase of RWC are included in the cost of the acquisition, thereby effecting the determination of goodwill. For USGAAP, gains/losses on hedges of a purchase business combination are recognised in net income. Accordingly, in fiscal 2001, hedging losses of $30 million that were included in the cost of acquisition of RWC for AGAAP, have been recognised in the net income under USGAAP.
 For AGAAP, purchase price allocations in an acquisition accounted for as a business combination are not tax effected. The tax effect of bases differences arising from purchase price allocations (fair value adjustments) will be recognised in net income as those basis differences reverse. For USGAAP, such bases differences are treated as temporary differences and tax-effected as part of the acquisition accounting.
 For AGAAP, acquisition costs of $999 million were written off on acquisition of RWC in January 2001. USGAAP generally does not allow such a write off, unless they can be supported by an analysis of the undiscounted cash flows of the entity. As a result of an analysis of undiscounted cash flows relating to RWC, a goodwill write off is not supportable under USGAAP in fiscal 2002 and 2001. Accordingly, in fiscal 2001 the goodwill write off was reversed in the reconciliation of net income to USGAAP and is carried forward as a difference in the reconciliation of shareholders' equity to USGAAP. This amount continues to be amortised accordingly in fiscal 2002.
 Goodwill under AGAAP is translated at its historical foreign currency translation rate as the goodwill arises in $A. Under USGAAP, using the current rate method, goodwill is translated at the spot rate at year end. Amortisation of goodwill is translated using the weighted average rate. Adjustments have been made to restate amortisation at the weighted average exchange rate and to adjust the ending goodwill balance for fluctuations in the Hong Kong dollar, being RWC's functional currency.
 The differences above result in a different goodwill amortisation amount recognised for USGAAP. For fiscal 2002, the net adjustment to goodwill amortisation expense was $52 million (2001: $23 million).

30(s) Fair Value and General Reserve adjustments
 In AGAAP, when we acquire a controlled entity, we are required to restate the net identifiable assets of that controlled entity to fair value. To the extent we have an equity accounted ownership interest in the company prior to consolidation, we are required to recognise our share of the reserve created on consolidation. In USGAAP, this fair value adjustment is offset against goodwill on consolidation. For fiscal 2002, the adjustment to the reconciliation to shareholders equity was $54 million.
 In AGAAP the effect of dilutions of ownership due to equity transactions conducted by third parties are recorded in a reserve. In USGAAP, this is treated a sale of ownership interest and taken to net income. In fiscal 2002, the adjustment to net income was $19 million loss.
 In AGAAP we have a share of an associated entity's general reserve credit of $2 million. For USGAAP purposes this reserve has been transferred to the foreign currency translation reserve.
30(t) Recently issued Australian accounting standards
A number of new accounting standards have been issued by the Australian Accounting Standards Board (AASB) that have not yet been adopted for AGAAP. A summary of these new standards appears in note 1.3.
 Some of these standards, once adopted for AGAAP, will result in certain adjustments in the reconciliation of net income to USGAAP and the reconciliation of shareholders' equity to USGAAP no longer being required.
 The more significant changes are:
 Dividends
 AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" requires dividends only to be provided for in the fiscal year they are declared. Therefore, from 1 July 2002, there will be no differences between AGAAP and USGAAP disclosed at note 30 (c). Refer to Note 1.3 for a summary of the AGAAP changes.
Income tax
 AASB 1020 "Income taxes" has been amended to introduce the balance sheet liability method currently adopted in USGAAP. Although conceptually AASB 1020 will bring AGAAP in closer alignment with USGAAP, management have not yet determined the impact the adoption of AASB 1020 will have on our financial position, results of operations or cash flows. Refer to Note 1.3 for a summary of the AGAAP changes.
Notes to the reconciliations to financial reports prepared using USGAAP (continued) 30(u) Recently issued United States accounting standards
 Business combinations, goodwill and other intangibles assets
On 29 June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141) "Business Combinations" and Statement of Financial Accounting Standards No. 142 (SFAS 142) "Goodwill and Other Intangible Assets", effective for fiscal years beginning after 15 December 2001.
 SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to 1 July 2001, and changes the criteria to recognise intangible assets apart from goodwill. SFAS 141 is effective for any business combinations' accounted for by the purchase method that is completed after 30 June 2001.
 Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortised but are tested annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortised over their useful lives with no imposed time limit.
For goodwill and intangible assets acquired prior to 1 July 2001, amortisation will continue to be recognised for the reconciliation to USGAAP until we are required to adopt SFAS 142 on 1 July 2002.
 We are not required to amortise goodwill and indefinite lived intangible assets acquired after 30 June 2001, and the impairment provisions of SFAS 142 only apply to these assets upon adoption of SFAS 142 on 1 July 2002.
 Goodwill will be required to be tested for impairment at a "reporting unit" level using a two-step approach. Initially an "implied" fair value of goodwill is calculated by comparing the fair value of the reporting unit to its carrying value and then goodwill impairment is recorded if the reporting unit's goodwill carrying value exceeds the implied fair value of goodwill. More frequent testing will need to be undertaken between the annual tests if an event occurs or circumstances change that more-likely-than-not reduce the fair value of a reporting unit below its carrying value. An indefinite lived intangible asset is required to be tested for impairment between the annual tests if an event occurs or circumstances change indicating the asset might be impaired.

The impact of adoption of SFAS 141 and SFAS 142 on the reconciliation of net income will be an increase to net income by goodwill expense measured and reported under USGAAP by approximately $139 million for controlled entities and approximately $41 million for joint venture entities each year. This is based on the fiscal 2002 goodwill amortisation expense and has not taken into account the additional 40% acquisition of RWC.
 Management have assessed the impact on adoption relating to the performance of the annual impairment tests for goodwill and believe that an impairment will exist for the RWC goodwill that was previously written off on acquisition under AGAAP but reversed under USGAAP. Refer note 30(r). Apart from this adjustment, there are no other impairments expected to be recorded on the adoption of SFAS 141/142.
 Accounting for the Impairment of Long Lived Assets
In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144) "Accounting for the Impairment of Long Lived Assets", effective for fiscal years beginning after 15 December 2001. SFAS 144 addresses the financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. We are required to adopt SFAS 144 from 1 July 2002.
 Management have not yet determined the effect, if any, the adoption of SFAS 144 will have on the financial position, results of operations or cash flows of the Company, other than the reclassification of assets held for sale as described in note 30(a).
 Accounting for Costs Associated with Exit or Disposal Activities
 In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS 146) "Accounting for Costs Associated with Exit or Disposal Activities", effective for fiscal years beginning after 31 December 2002. SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognised when the liability is incurred. In SFAS 146, the FASB acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. Management have not yet determined the effect, if any, the adoption of SFAS 146 will have on our financial position, results of operations or cash flows.